UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*



                                 HYBRIDON, INC.
        -----------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
        -----------------------------------------------------------------
                         (Title of Class of Securities)


                                    44860M801
                       -----------------------------------
                                 (CUSIP Number)


                                 August 28, 2003
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [ ] Rule 13d-1(b)
      [X] Rule 13d-1(c)
      [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

--------------------------------------------------------------------------------
CUSIP No. 44860M801
--------------------------------------------------------------------------------

1.    NAME OF REPORTING PERSON

      Kevin B. Kimberlin
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) [ ]
                                                                  (b) [X]
--------------------------------------------------------------------------------
3.    SEC USE ONLY
--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT       5.     SOLE VOTING POWER            4,712,496*
      OF SHARES              ---------------------------------------------------
      BENEFICIALLY           6.     SHARED VOTING POWER              0
      OWNED BY               ---------------------------------------------------
      REPORTING              7.     SOLE DISPOSITIVE POWER       4,712,496*
      PERSON                 ---------------------------------------------------
                             8.     SHARED DISPOSITIVE POWER         0
*See Item 4
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

      4,712,496
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      7.18%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

Item 1.

      (a)  Name of Issuer:

               Hybridon, Inc.

      (b)  Address of Issuer's Principal Executive Offices:

               345 Vassar Street
               Cambridge, Massachusetts 02139

Item 2.

      (a)  Name of Person Filing:

               Kevin B. Kimberlin

      (b)  Address of Principal Business Office:

           c/o 535 Madison Avenue, 18th Floor
               New York, NY 10022

      (c)  Citizenship:

               USA

      (d)  Title of Class of Securities:

               common stock, $.001 par value ("Common Stock")

      (e)  CUSIP Number: 44860M801

Item 3.    If this  Statement is filed  pursuant to Rule 13d-1(b) or 13d-2(b) or
           (c), check the status of the person filing:

               Not applicable.

Item 4.    Ownership

      (a)  Amount beneficially owned:

               4,712,496 shares of Common Stock.

      (b)  Percent of class:

               7.18%

      (c)  Number of shares as to which the person has:

           (i)    Sole power to vote or to direct the vote:

                  4,712,496

           (ii)   Shared power to vote or to direct the vote:

                  0

           (iii)  Sole power to dispose or to direct the disposition of:

                  4,712,496

           (iv)   Shared power to dispose or to direct the disposition of:

                  0

                Kevin B. Kimberlin is the non-member manager of Spencer Trask Investment Partners LLC, a Delaware limited liability company ("STIP"), and the sole beneficiary of The Kimberlin Family 1998 Irrevocable Trust, a member of STIP. Mr. Kimberlin is also the controlling stockholder of Spencer Trask & Co. (formerly known as Spencer Trask Holdings, Inc.), a Delaware corporation ("STC"), which wholly owns (i) Spencer Trask Ventures, Inc. (formerly known as Spencer Trask Securities, Incorporated)("STVI"), (ii) Trask Partners LLC ("Trask Partners"), the General Partner of each of Spencer Trask Private Equity Fund I LP ("Fund I") and Spencer Trask Private Equity Fund II LP ("Fund II"), (iii) Spencer Trask Private Equity Accredited Fund III Management LLC ("STPE"), the manager of Spencer Trask Private Equity Accredited Fund III LLC ("Fund III") and (iv) LLC Management Services Inc. ("LLC Management"), the manager of Spencer Trask Illumination Fund LLC ("Illumination Fund"). Each of Trask Partners, STPE and LLC Management has designated William DioGuardi, an employee of STVI, to make the investment and voting decisions on behalf of Fund I, Fund II, Fund III and Illumination Fund, subject to the ability of Trask Partners, STPE and LLC Management (as applicable) to replace Mr. DioGuardi. STVI has the right to designate a member of the board of directors of the Issuer, but has not done so as of the date hereof. The principal place of business of each of STIP, STC, STVI, Fund I, Fund II, Fund III and Illumination Fund is c/o 535 Madison Avenue, 18th floor, New York, NY 10022.

                Of the amount reported above, as of September 5, 2003: STIP directly owned 1,369,863 shares of Common Stock and presently exercisable warrants to purchase 410,959 additional shares of Common Stock; STVI owned presently exercisable warrants to purchase 1,239,894 shares of Common Stock; Fund I directly owned 547,945 shares of Common Stock and presently exercisable warrants to purchase 164,384 additional shares of Common Stock; Fund II directly owned 273,972 shares of Common Stock and presently exercisable warrants to purchase 82,192 additional shares of Common Stock; Fund III directly owned 342,465 shares of Common Stock and presently exercisable warrants to purchase 102,740 additional shares of Common Stock; and Illumination Fund directly owned 136,986 shares of Common Stock and presently exercisable warrants to purchase 41,096 additional shares of Common Stock.

                As represented by the issuer, 63,563,511 shares of the Issuer's Common Stock were issued and outstanding and, based on such number, Mr. Kimberlin, the reporting person, beneficially owned, as of September 5, 2003, 7.18% of such class of stock.

Item 5.    Ownership of Five Percent or Less of a Class:

                Not applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person:

                Each of Fund I, Fund II, Fund III and Illumination Fund has the right to receive any dividends paid in respect of the shares of Common Stock held by it.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Securities Being Reported on By the Parent Holding Company or Control Person:

                See Item 4.

Item 8.    Identification and Classification of Members of the Group:

                Not Applicable.

Item 9.    Notice of Dissolution of Group:

                Not Applicable.

Item 10.   Certification:

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  September 8, 2003


                                         /s/ Kevin B. Kimberlin
                                         -------------------------------
                                         Kevin B. Kimberlin